THOMAS E. BISSET
DIRECT LINE: 202.383.0118
E-mail: thomas.bisset@sutherland.com

January 29, 2016

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MEMBERS Horizon Variable Separate Account Initial Registration Statement on Form N-4 File Nos. 333-207276; 811-23092

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”) and MEMBERS Horizon Variable Separate Account (the “Variable Separate Account”), the Company is transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), a copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above referenced Form N-4 Registration Statement (the “Registration Statement”) for certain flexible premium deferred variable and index linked annuity contracts (the “Contracts”).

The Amendment incorporates changes made in response to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Counsel for the Company dated November 30, 2015. The Amendment also reflects clarifying or stylistic changes. Financial statements for the Company and the Variable Separate Account and other information necessary to complete the Registration Statement will be included in a subsequent pre-effective amendment to the Registration Statement.

The following paragraphs provide the Company’s response to the comments set forth in the Staff’s letter dated November 30, 2015. For the Staff’s convenience, each of the comments is set forth in full below, followed by the response.

General:

1.	Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

U.S. Securities and Exchange Commission
January 29, 2016

Response:

The Company acknowledges the Commission Staff’s comment and notes that the Amendment responds to all of the Staff’s prior comments. The Company confirms that it plans to file a second pre-effective amendment to the Registration Statement in April of this year that will include all information needed to complete the Registration Statement and plans to file a pre-effective amendment to the companion Form S-1 registration statement in April that will include all information needed to complete that registration statement.

2.	Please conform the Contract name on the front cover page of the prospectus and statement of additional information with that associated with the EDGAR class identifier.

Response:

In response to the Commission Staff’s comment, the Company conformed the Contract name on the front cover page of the prospectus and statement of additional information with the EDGAR class identifier as requested by the Staff.

3.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response:

The Company advises the Staff that there are no guarantee or support agreements with third parties to support any of the Company’s guarantees under the Contract. However, the Company further advises the Staff that it has entered into a Coinsurance and Modified Coinsurance Agreement with its parent, CMFG Life Insurance Company (“CMFG Life”), under which CMFG Life agreed to reinsure 100% of the Company’s liabilities under the Contracts on a coinsurance or modified coinsurance basis (the “Agreement”). CMFG Life’s obligations under the Agreement run solely to the Company and no other party. The Company filed a copy of the Agreement as an exhibit to the Amendment.

4.	Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission. A Plain English Handbook (1998).

U.S. Securities and Exchange Commission
January 29, 2016

Response:

The Company has reviewed and revised the prospectus where necessary so as to conform to the plain English requirements of Rule 421 under Regulation C of the 1933 Act.

PROSPECTUS

Cover Page:

5.	Please make clear on the cover page that Risk Control Account Value must remain in a Risk Control Account for a period of five years to avoid the imposition of Surrender Charges and a Market Value Adjustment.

Response:

The Company has revised the cover page of the prospectus to include a statement that Risk Control Account values must remain in a Risk Control Account for a period of five years to avoid imposition of Surrender Charges and a Market Value Adjustment.

6.	Please prominently state it is possible that an Owner will not earn any interest in the Risk Control Accounts.

Response:

The Company has revised the cover page to state more prominently that it is possible that an Owner will not earn any interest in the Risk Control Accounts.

7.	In the second paragraph following the list of underlying funds:

	a.	Please revise the statement that the Secure Account “currently” has an Index Rate Floor of 0%, as the Index Rate Floor is guaranteed for the life of the contract. Please make corresponding changes to the Highlights section of the prospectus.

Response:

The statement that the Secure Account “currently” has an Index Rate Floor of 0% has been revised to delete the word “currently” on the cover page and in the “Highlights” section of the prospectus.

	b.	When describing the -10% Interest Rate Floor for the Growth Account, please make clear that an Owner could lose significantly more than 10%. Please include a numerical example demonstrating how an initial investment of $10,000 could

U.S. Securities and Exchange Commission
January 29, 2016

decline over several years as a result of contract Fees and Index declines below the Interest Rate Floor, as well as the Surrender Value at the end of the hypothetical period after accounting for a negative Market Value Adjustment, Surrender Charges, and federal income tax penalties.

Response:

The Company has added the disclosure requested by the Commission Staff.

	c.	To avoid investor confusion, please clarify here and throughout the prospectus that the Risk Control Account Value will not decline by more than 10% for any one-year period even if negative Index performance is worse than (or alternatively, less favorable than) -10%.

Response:

The Company has added language to the Cover Page and the “Highlights” section of the prospectus that provides that Risk Control Account Value will not decline by more than 10% for any one-year period even if negative Index performance is less favorable than -10%.

	d.	The prospectus states that the Owner agrees to absorb all losses to the extent they “do not exceed” the applicable index rate floor. In accordance with plain English principles, please consider revising so as to state that the Owner agrees to absorb all losses equal to the applicable index rate floor.

Response:

The Company revised the language on the Cover Page of the prospectus to provide that the Owner agrees to absorb all losses equal to or less than the applicable Index Rate Floor.

8.	The disclosure in the fifth paragraph following the list of underlying funds states that Surrender Charges do not apply to Series C Contracts. Please disclose that Series C Contracts impose a higher Contract Fee than Series B Contracts.

Response:

The Company has added disclosure stating that Series C Contracts impose a higher Contract Fee than Series B Contracts.

U.S. Securities and Exchange Commission
January 29, 2016

9.	Please also clarify in the fifth paragraph that a surrender or partial withdrawal from the Risk Control Account on a Risk Control Account Maturity Date will not be subject to a Surrender Charge or a Market Value Adjustment.

Response:

The Company clarified the disclosure in the fifth paragraph to note that a surrender or partial withdrawal from a Risk Control Account on a Risk Control Account Maturity Date will not be subject to a Surrender Charge or a Market Value Adjustment.

Glossary (pp. 1-4):

10.	Plain English. In accordance with plain English principles, please use defined terms sparingly. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). We note, for example, that the term Minimum Guaranteed Interest Rate is not used anywhere in the prospectus other than when describing the Holding Account on pages 42-43. Further, since terms such as Effective Annual Interest Rate, Holding Period, and Market Value Adjustment Index Rate are not referenced anywhere other than the Glossary, please consider deleting them from the Glossary.

Response:

The Company has deleted the term Minimum Guaranteed Interest Rate from the Glossary as well as the terms Effective Annual Interest Rate, Holding Period, and Market Value Adjustment Index Rate.

11.	Contract Issue Date. Please explain the difference between “Contract Issue Date” and “Issue Date”.

Response:

The Company removed the term Issue Date from the Glossary because there is no difference between the Issue Date and the Contract Issue Date.

12.	Good Order. The prospectus states that Good Order generally means the receipt of instructions in writing or, “when permitted,” by telephone or Internet “as described above.” Please clarify what is “described above.” Please revise the prospectus, where appropriate, to specify which transactions may be requested by telephone, Internet, and/or facsimile.

U.S. Securities and Exchange Commission
January 29, 2016

Response:

The Company removed the phrase “described above” from the definition of Good Order.

13.	Surrender Charge Period. Please clarify that the Surrender Charge Period is the number of Contract Years beginning on the date a Purchase Payment is credited to the Contract, and not the Contract Issue Date.

Response:

The Company added language to clarify that the Surrender Charge Period is calculated beginning on the date a Purchase Payment is credited to the Contract.

Highlights (pp. 5-10):

14.	Contract Series. Please clarify that Series C Contracts impose a higher Contract Fee than Series B Contracts.

Response:

The Company added language stating that Series C Contracts are subject to a higher Contract Fee.

15.	Overview.

	a.	When stating that the Contract can help save for retirement because it can allow Contract Value to “earn interest” on a tax-deferred basis, please revise to also reference the non-index, variable component of the Contract (e.g., gains).

Response:

The Company added language indicating that the Owner can realize gains from the Variable Subaccounts.

	b.	Please clarify throughout the prospectus when the Company will set the initial and subsequent Index Rate Caps, and when Owners will be notified. In particular, please specify whether the Company will:

		i.	set the initial Index Rate Cap prior to the Contract Issue Date (see page 5 of the prospectus), or at the time Holding Account Value is first transferred to the

U.S. Securities and Exchange Commission
January 29, 2016

initial Risk Control Account (see page 17 of the prospectus);

ii.	determine any changes to existing Index Rate Caps prior to each Risk Control Account Anniversary for the subsequent Risk Control Account Year (see page 5 of the prospectus), or on each Risk Control Account Anniversary for the subsequent Risk Control Account Year (see pages 7 and 37 of the prospectus);

iii.	notify Owners of the initial Index Rate Cap at the time Holding Account Value is first transferred to the initial Risk Control Account (see page 17 of the prospectus); and

iv.	notify Owners of any change to existing Index Rate Caps prior to the Risk Control Account Anniversary (see pages 5 and 7 of the prospectus).

Response:

(i) The Company sets the Index Rate Cap(s) for a Contract prior to the Contract Issue Date. The Index Rate Caps apply to all funds that are eligible to be transferred to a Risk Control Account on the first Risk Control Account Start Date following the Contract Issue Date. The Index Rate Caps are subject to change for future Risk Control Account Start Dates. As a result, funds in the Holding Account could become subject to a new Index Rate Cap which would be the Index Rate Cap in effect when the Holding Account Value is transferred to the Risk Control Account. If a portion of the initial Purchase Payment is allocated to a Risk Control Account, the Owner has 30 days from the Risk Control Account Start Date to elect to discontinue their Risk Control Account and transfer the entire Risk Control Account Value to the Variable Subaccounts. Language has been added to the prospectus to clarify this procedure.

(ii) The Company will notify Owners of changes in the Index Rate Caps that will apply for a new Risk Control Account Year at least two weeks days prior to a Risk Control Account Anniversary.

(iii) Owners with funds in the Holding Account will be notified of the Index Rate Cap in effect at the time the funds are transferred to a Risk Control Account. They will have 30 days following the Risk Control Account Start Date to discontinue the Risk Control Accounts and transfer the Risk Control Account Value to the Variable Subaccounts. Clarifying disclosure in that regard has been added to the first paragraph under the “Thirty Day Period to Discontinue Initial Risk Control Accounts” section of the prospectus.

(iv) See response (ii) above.

U.S. Securities and Exchange Commission
January 29, 2016

16.	Allocation Options. The disclosure in the eighth paragraph states that the Owner will have thirty days after the Risk Control Account Start Date to return the Contract or change allocation instructions if a new Index Rate Cap is established while the Company is waiting for funds that are being transferred from another company. The disclosure also states that if subsequent premiums are allocated to a Risk Control Account or upon the maturity of a Risk Control Account, the Index Rate Cap will be made available two weeks in advance of a Risk Control Account Start Date. Please confirm this disclosure, which does not appear elsewhere in the prospectus, and, if applicable, include it in the Risk Control Account Option section of the prospectus. Please also clarify whether the first statement is only applicable to the initial Purchase Payment.

Response:

The Company has clarified the disclosure to reflect that the thirty day right permits the Owner to discontinue the Risk Control Accounts and transfer funds to the Variable Subaccounts and that the right applies only if at the time the Contract is purchased there is an allocation to the Risk Control Accounts. Index Rate Caps will be available at least two weeks prior to the next Risk Control Account Start Date that is available for subsequent premiums or following maturity of a Risk Control Account.

17.	Withdrawal Options.

	a.	When describing the Annual Free Withdrawal Amount, please reconcile the statement that Purchase Payments subject to the Surrender Charge are deemed to be withdrawn prior to any Purchase Payments not subject to the Surrender Charge with the disclosure on page 13 of the prospectus, which states that Purchase Payments no longer subject to the Surrender Charge are withdrawn prior to Purchase Payments subject to the Surrender Charge.

Response:

The Company has clarified the disclosure to reflect that Purchase Payments no longer subject to the Surrender Charge are withdrawn prior to Purchase Payments subject to the Surrender Charge.

	b.	Please disclose the maximum Surrender Charge and the federal income tax and tax penalties that may be imposed at the time of redemption, and include cross-references to the redemption sections of the prospectus. See Guide 7 to Form N-4.

U.S. Securities and Exchange Commission
January 29, 2016

Response:

The Company has added disclosure noting the maximum Surrender Charge and that federal income tax and tax penalties may be imposed at the time of redemption and included cross-references to the redemption sections of the Prospectus.

18.	Market Value Adjustment. Please disclose that the Market Value Adjustment will not be assessed upon death, at the time Contract Value is applied to an Income Payout Option, or on withdrawals under the Bailout Provision.

Response:

The Company has added disclosure clarifying that the Market Value Adjustment will not be assessed upon death, at the time Contract Value is applied to an Income Payout Option or on transfers under the Bailout Provision. The Company notes that the Bailout Provision allows for the transfer of Risk Control Account Value to the Variable Subaccounts without the application of a Market Value Adjustment. The Bailout Provision does not address the withdrawal of Risk Control Account Value.

Owners of the Contract have 47 Variable Subaccount options to which they can transfer Contract Value if the Bailout Provision is triggered. The Company believes that the large menu of Variable Subaccount options with differing risk profiles provides sufficient alternative investment options to Owners if the Bailout Provision is triggered to ensure Owners will have a number of suitable alternative investment options from which to choose.

The Company notes that the Commission Staff has in the past requested that other insurance company issuers of registered index annuity contracts with bailout provisions provide a right to withdrawal contract value without the application of a market value adjustment and surrender charge if the bailout provision is triggered. The Company understands the Commission Staff’s concern with a bailout provision that, when triggered, allows contract owners to transfer funds to only a limited menu of investment options or where there is no alternative investment option available. However, with respect to the Contract, Owners have a large menu of Variable Subaccount options to which they can allocate Risk Control Account Value if the Bailout Provision is triggered. In that regard, the Bailout Provision under the Contract does not raise the concerns the Commission Staff faced with bailout provisions for other registered index annuity contracts where the Staff requested that the bailout provision provide a free withdrawal right. For these reasons, the Company requests that the Commission Staff reconsider its recommendation suggested by this comment, and other comments addressing the Bailout Provision (Comments 26, 57 and 62.b.), that the Bailout Provision provide a free withdrawal right.

U.S. Securities and Exchange Commission
January 29, 2016

19.	Right to Examine. Please provide either a full description of, or a cross-reference to, the description in the prospectus of the right to examine provision. See Guide 7 to Form N-4.

Response:

The Company added a statement to the “Highlights” section of the prospectus addressing the right to examine provision and a cross-reference to where the full description of that provision appears in the prospectus.

20.	Index Rate of Return Risk. Please clarify that when the Index experiences a negative index Rate of Return, the Accumulation Credit Factor and the Risk Control Account Value allocated to the Growth Account will decline.

Response:

The Company added language to clearly state that when the Index experiences a negative index Rate of Return, the Accumulation Credit Factor and the Risk Control Account Value allocated to the Growth Account will decline.

Expense Tables (pp. 11-12)

21.	Periodic Charges.

	a.	In the narrative preceding the table of periodic charges, please remove the reference to the Risk Control Accounts when stating that underlying Fund fees and expenses are not reflected in the table.

Response:

The Company has revised the narrative preceding the table of periodic charges so that the narrative no longer includes a reference to the Risk Control Accounts when stating that underlying Fund fees and expenses are not reflected in the table.

	b.	Please break out into separate sub-line items the Contract Fee assessed against the Contract Value held in the Variable Subaccounts and the Contract Fee assessed to reduce the amount of index interest credited to the Contract Value held in the Risk Control Accounts. Please add a parenthetical to the Variable Subaccount Contract Fee stating the basis upon which the contract Fee is assessed (e.g., as a percentage of average Subaccount Value), and make clear that the percentages are annualized. See Item 3(a) of Form N-4. Please revise the footnote to make clear

U.S. Securities and Exchange Commission
January 29, 2016

that the Contract Fee assessed against the Risk Control Accounts reduces the amount of index interest credited, if any, to the Contract Value in the Risk Control Accounts.

Response:

The Company has complied with the Commission Staff’s comment.

22.	Fund Operating Expenses. Please confirm supplementally that the range of underlying fund expenses is reflected before any expense reimbursement and fee waiver arrangements.

Response:

The range of underlying fund expenses listed in the Prospectus is before any expense reimbursement and fee waiver arrangement.

23.	Wavier of Surrender Charges. When listing in footnote 2 the circumstances pursuant to which the Surrender Charge is waived, please include the waiver of such charges upon death, at the time Contract Value is applied to an Income Payout Option, and for withdrawals under the Bailout Provision.

Response:

In response to the Commission Staff comment, the Company has added disclosure to footnote 2 noting that the Surrender Charge is waived upon death and at the time Contract Value is applied to an Income Payout Option. The Company notes that the Bailout Provision allows for the transfer of Contract Value from the Risk Control Accounts to the Variable Subaccounts without the application of a Market Value Adjustment and that transfers under the Contract are not subject to a Surrender Charge.

24.	Examples. Please conform the description of costs in the narrative preceding the Examples to the headings in the fee tables (e.g., “separate account annual expenses” v. “periodic charges other than fund expenses”).

Response:

The Company conformed the description of charges in the narrative preceding the Examples to the description of charges in the fee tables.

U.S. Securities and Exchange Commission
January 29, 2016

Condensed Financial Information

25.	Immediately following the Examples, please disclose that condensed financial information is not provided because the Contract was not available for sale as the most recent fiscal year. See Item 4(a) of Form N-4; General Instruction I to Parts A and B.

Response:

In response to the Commission Staff’s comment, the Company added disclosure noting that condensed financial information has not been provided because the Contract was not available for sale as of the most recent fiscal year end.

Fees (pp. 13-14)

26.	Surrender Charge. Please disclose that the Surrender Charge will not be assessed upon death, at the time Contract Value is applied to an Income Payout Option, or on withdrawals under the Bailout Provision.

Response:

The Company has added additional bullets disclosing that the Surrender Charge will not be assessed upon death and at the time Contract Value is applied to an Income Payout Option. The Company notes that the Bailout Provision allows for the transfer of Contract Value from the Risk Control Accounts to the Variable Subaccounts without the application of a Market Value Adjustment and that transfers under the Contract are not subject to a Surrender Charge.

27.	Distribution Costs. If proceeds from Surrender Charges will not cover the expected costs of distributing the Contract, please identify from what source the shortfall, if any, will be paid. If any shortfall is to be made from assets from the Company’s general account, please disclose, if applicable, that any amounts paid by the Company may consist, among other things, of proceeds derived from the Contract Fee. See Instruction 2 to Item 6(a) of Form N-4.

Response:

The Company has added a statement describing the sources of funds the Company will use if Surrender Charges are insufficient to cover costs such as promotion and distribution expenses.

28.	Contract Fee.

U.S. Securities and Exchange Commission
January 29, 2016

	a.	The prospectus disclosure states that the Contract Fee assessed against Contract Value held in the Risk Control Accounts is equal on an annual basis to the annual Contract Fee percentage multiplied by the Accumulation Credit Factor for each Risk Control Account at the start of the risk Control Account Year. We understand this to mean that if the Accumulation Credit Factor for a Risk Control Account year is initially equal to $10, then the annual Contract Fee for all owners will be equal to $0.1750 (1.75% x $10). Please clarify, and revise the discussion here and throughout the prospectus to make clear that the Contract Fee reduces the amount of index interest credited, if any, to the Contract Value in the Risk Control Accounts.

Response:

The Company has added language in the “Annual Contract Fee” section and elsewhere in the prospectus to indicate that the Annual Contract Fee reduces the amount of index interest credited, if any, to Contract Value in the Risk Control Accounts.

	b.	Please separately describe the Contract Fee as it applies to Contract Value held in the Variable Subaccounts.

Response:

The Company has broken out the description of the Annual Contract Fee applicable to the Variable Subaccounts into a separate paragraph.

	c.	Please disclose the frequency upon which the Contract Fee is assessed against Contract Value held in the Variable Subaccounts (i.e., daily).

Response:

The Company added a statement disclosing that the Contract Fee is deducted on a daily basis.

29.	Express Mail Charge. Please remove the reference to the Fixed Account. Please clarify, if true, that this charge is deducted on a pro rata basis from the Variable Subaccounts and Risk Control Accounts. Further, please remove the last two sentences of the discussion, which state that a pro-rated portion of the fee is deducted at the time of annuitization and that the “annual Contract fee” is deducted during annuitization.

U.S. Securities and Exchange Commission
January 29, 2016

Response:

In response to the Commission Staff’s comment, the Company removed the reference to the Fixed Account and added disclosure to clarify that the Express Mail Charge and other similar charges will be deducted first from the Variable Subaccounts, then from the Holding Account, if there is insufficient values in the Variable Subaccounts, and finally from the Risk Control Accounts, if there are no funds in the other accounts. The Company also removed the last two sentences from the subject paragraph.

30.	Premium Expense Charge. If true, please disclose that the Premium Expense Charge is deducted on a pro rata basis from the Variable Subaccounts and Risk Control Accounts.

Response:

In response to the Commission Staff’s comment, the Company added disclosure to clarifying how that the Premium Expense Charge is deducted.

31.	Underlying Fund Fees and Expenses. Please disclose that there are deductions from and expenses paid out of the assets of the underlying funds that are described in the fund prospectuses. See Item 6(e) of Form N-4.

Response:

The Company has added a statement disclosing that there are deductions from and expenses paid out of the assets of the underlying funds that are described in the funds’ prospectuses.

Getting Started – The Accumulation Period (pp. 15-17)

32.	State Variations. In the first paragraph, please revise the disclosure to clarify that all material features and benefits of the Contract, including differences due to state variations, are disclosed in the prospectus. Please make corresponding changes throughout the prospectus.

Response:

The Company has added the disclosure requested by the Commission Staff. The only material state variation at this time is that C shares are not available in Maryland.

U.S. Securities and Exchange Commission
January 29, 2016

33.	Purchasing a Contract.

	a.	The prospectus disclosure states that there may be delays in processing an application due to delays in the receipt of the application from a selling firm “or” due to suitability determinations. Please revise the disclosure to clarify that suitability determinations by a selling firm may delay receipt of an application by the Company, or explain supplementally how the Company may delay the processing of a completed application in accordance with Rule 22c-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response:

The Company has modified the subject disclosure to note that suitability determinations by a selling firm may delay the Company’s receipt of an application.

	b.	Please reconcile the last sentence of the paragraph, which states that the initial Net purchase Payment will be allocated within two Valuation Days after the application is complete, with the third-to-last statement in the second paragraph, which states that the initial Net Purchase Payment will be allocated on the next Valuation Day if information which completes the application is received after the close of regular business on the New York Stock Exchange. See also the disclosure in the Purchase payment Allocation discussion on page 18 of the prospectus, which states that if information which completes the application is received before the close of a Business Day, the initial Net Purchase Payment will be allocated on that Business Day, and if it is received after such close, it will be allocated on the next Business Day.

Response:

The Company has reconciled the subject disclosure.

	c.	Please revise the phrase “Net Purchase Payment” throughout this paragraph, as the Contract does not impose a front-end sale load.

Response:

The Company has replaced the phrase “Net Purchase Payment” with “Purchase Payment.”

	d.	Please replace the Phrase “Valuation Day” with “Business Day” throughout this paragraph, consistent with the defined terms in the prospectus.

U.S. Securities and Exchange Commission
January 29, 2016

Response:

The Company has replaced the phrase “Valuation Day” with “Business Day”.

34.	Right to Examine: Upon cancellation of the Contract, the Company will refund the Purchase Payments in certain states or if the Contract is an IRA. Please revise the disclosure to state that the Company will return the “greater of” Purchase Payments or Contract Value in all circumstances, or explain supplementally how refunding Purchase Payments satisfies the requirement of Section 27(i)(2)(A) under the 1940 Act that the Contract be a redeemable security, particularly when such amounts are less than Contract Value.

Response:

The Company has added disclosure to the “Right to Examine” section of the prospectus stating that: “If the Contract Value exceeds your Purchase Payments, you will receive the Contract Value regardless of where the Contract was purchased. If the Purchase Payments exceed the Contract Value, the refund will depend upon state law.” The Company believes that this satisfies the requirements of the 1940 Act for a redeemable security.

35.	Thirty Day Period.

	a.	Please clarify in the disclosure the difference(s) between the Bailout Provision and the thirty-day period to discontinue Initial Risk Control Accounts.

Response:

The Company has added disclosure describing the differences between the Bailout Provision and the thirty-day period to discontinue initial Risk Control Accounts.

	b.	Please revise the disclosure to refer to only one Index Rate Cap per Risk Control Account.

Response:

The Company has revised the subject disclosure to refer to only one Index Rate Cap per Risk Control Account.

Allocating Your Purchase Payment (pp. 18-20)

36.	Purchase Payment. Please disclose that if the Company exercises its right to refuse or limit Additional Purchase Payments, then the Owner’s ability to invest in the

U.S. Securities and Exchange Commission
January 29, 2016

Contract, increase Contract Value, and, consequently, increase the Death Benefit, will be limited. Please provide corresponding disclosure on the cover page of the prospectus.

Response:

The Company has added the disclosure to the Cover Page and “Purchase Payment” section of the prospectus recommended by the Commission Staff.

37.	Purchase Payment Allocation.

	a.	When describing the procedure for processing the portion of an initial Purchase Payment requested to be allocated to the Risk Control Accounts, please explain supplementally the legal basis for all allocating sources of payment received after the Multiple Source Waiting Period to the Variable Subaccounts rather than to the Holding Account until the next Risk Control Account Start Date.

Response:

Both the application for the Contract and the prospectus will clearly disclose that Purchase Payments received after the Multiple Source Waiting Period will be treated as additional Purchase Payments and will not be eligible to be added to a Risk Control Account. These funds will be allocated to the Variable Subaccounts based on the Owner’s allocation instructions on file with the Company, or if there are no such allocation instructions on file with the Company or the Owner requests that the Company allocate the additional Purchase Payment to a Risk Control Account, the Company will treat the request to allocate the additional Purchase Payment as not in Good Order and will return the Purchase Payment to the Owner. In that regard, prior to purchasing the Contract, Owners will be fully informed of the allocation procedure and will have implicitly agreed to the allocation procedure when they purchase the Contract.

	b.	Similarly, please explain supplementally the legal basis for allocating an additional Purchase Payment to the Variable Subaccounts when the Owner requested it be allocated to a Risk Control Account, if there are less than five years until the Payout Date.

Response:

Similar to the procedure for allocating Purchase Payments received after the Multiple Source Waiting Period, as noted above, both the application for the Contract and the prospectus will clearly disclose that a Purchase Payment received within five years of the Payout Date will be treated as an additional Purchase Payment and will be allocated

U.S. Securities and Exchange Commission
January 29, 2016

to the Variable Subaccounts based on the Owner’s allocation instructions on file with the Company, or if there are no such allocation instructions on file with the Company or the Owner requests that the Company allocate the additional Purchase Payment to a Risk Control Account, the Company will treat the request to allocate the additional Purchase Payment as not in Good Order and will return the Purchase Payment to the Owner. In that regard, prior to purchasing the Contract, Owners will be fully informed of the allocation procedure and will have implicitly agreed to the allocation procedure when they purchase the Contract. In addition, as noted in the prospectus, the duration of each Risk Control Account is five years and the Company will not establish a Risk Control Account for a period of less than five years.

c.	Please remove the last sentence of the fourth paragraph, which is redundant with the disclosure in the second paragraph.

Response:

The Company has complied with the Commission Staff comment.

d.	Please revise the fifth paragraph in accordance with plain English principles to describe the procedures for allocating additional Purchase Payments when a Risk control Account is in force. In particular, please: (i) make clear the specified period during which the Company must receive an additional Purchase Payment in order for it to be allocated to the existing Risk Control Account; (ii) explain why an additional Purchase Payment in the Holding Account is transferred on the Risk Control Account Maturity Date, when the Risk Control Account is expiring; (iii) clarify how the Company will allocate an additional Purchase Payment received after the specified period; and (iv) explain supplementally the legal basis for allocating an additional Purchase payment to the Variable Subaccounts, rather than establishing a new Risk Control Account, when the Owner requested it be allocated to a Risk Control Account.

Response:

The Company has complied with items (i) – (iv) of the Commission Staff comment. The Company has also modified the Purchase Payment allocation procedure to provide that Purchase Payments received on a Risk Control Account Maturity Date or more than 30 days prior to such date would be allocated to the Variable Subaccounts based on the Owner’s allocation instructions on file with the Company. If the Owner requests that the Company allocate the Purchase Payment to a Risk Control Account, the Company will treat the request to allocate the Purchase Payment as not in Good Order and will return the Purchase Payment to the Owner. Prior to purchasing the Contract, Owners will be fully informed of the allocation procedure and will have implicitly agreed to the allocation procedure when they purchase the Contract.

U.S. Securities and Exchange Commission
January 29, 2016

	e.	In the last paragraph, please replace “Accumulation Credit Value” with “Accumulation Credit Factor.”

Response:

The Company has complied with the Commission Staff comment.

38.		Express Portfolios.

	a.	Please reconcile the discussion on model portfolios and customized asset allocation portfolios in the Highlights section of the prospectus with the Express Portfolio disclosure on page 20 of the prospectus.

Response:

The Company has reconciled the subject disclosure as requested by the Commission Staff.

	b.	Please explain supplementally the legal basis under Section 26(c) of the 1940 Act for moving Contract Value to the Money Market Subaccount if a Variable Subaccount is terminated or discontinued by the Company.

Response:

In response to the Commission Staff comment, the Company has removed from the prospectus the disclosure providing that Contract Value would be moved to the Money Market Subaccount if a Variable Subaccount is terminated or discontinued by the Company.

Transfers (pp. 22-23)

39.		Pricing. Please disclose the latest time at which a transfer request must be received on a Business Day in order to be processed as of the end of that day.

Response:

The Company has added a new second sentence to the second paragraph in the “Transfers” section of the prospectus noting that transfer requests received in good order on a Business Day prior to the close of the New York Stock Exchange (usually 4:00 P.M. Eastern Time) would be processed at the end of that Business Day.

U.S. Securities and Exchange Commission
January 29, 2016

Transfers (pp. 22-23)

40.	Contractual Obligations. Please state whether the obligations under the Contracts are obligations of the Company. See Item 5(b)(ii)(c) of Form N-4.

Response:

The Company has added the disclosure requested by the Commission Staff to the end of the first paragraph under the “VARIABLE SUBACCOUNT OPTION” section of the prospectus.

41.	Funds. Please bold or otherwise make more prominent the statements informing contract owners how to obtain Fund prospectuses and that the Fund prospectuses should be read carefully before investing. See Item 5(d) of Form N-4.

Response:

The Company has bolded the subject disclosure.

42.	Fund Frequent Trading Policies. In the fifth paragraph, please explain supplementally the Company’s legal basis for prohibiting redemptions of Fund Shares at a Fund’s request.

Response:

In response to the Commission Staff comment, the Company removed the subject disclosure from the fifth paragraph in the “Frequent Transfers Procedures” section of the prospectus.

43.	Voting Rights. The Contract does not offer variable payout options. Accordingly, please remove the statement that an Owner has a voting interest in each Variable Subaccount after the Payout Date.

Response:

The Company has complied with the Commission Staff comment.

44.	Variable Subaccount Value.

	a.	Please disclose that the Company will redeem Accumulation Unites from a Variable Subaccount to effect the payment of a fee for special services, such as the Wire Transfer Fee or the Express Mail Charge.

U.S. Securities and Exchange Commission
January 29, 2016

Response:

The Company has added the disclosure requested by the Commission Staff to the end of the last paragraph under the “Variable Subaccount Value” section of the prospectus.

	b.	Please explain how the investment performance of the underlying funds affects Accumulation Unit Values. See Item 10(b) of Form N-4.

Response:

The Company has added the disclosure requested by the Commission Staff to the end of the “Variable Subaccount Value – Accumulation Unit Values” section of the prospectus.

Risk Control Account Option (pp 35-43):

45.	In General.

	a.	When describing the Risk Control Account Option, please make clear up-front that Risk Control Account Value must remain in a Risk Control Account for a period of five years to avoid the imposition of Surrender Charges and a Market Value Adjustment.

Response:

The Company added the disclosure requested by the Commission Staff as the new second to last sentence in the second paragraph under the “RISK CONTROL ACCOUNT OPTION” section of the prospectus.

	b.	Please state that partial withdrawals from the Risk Control Accounts are not permitted if there is a Variable Subaccount Value, other than withdrawals made on the Risk Control Account Maturity Date.

Response:

The Company added the disclosure requested by the Commission Staff as the new last sentence in the second paragraph under the “RISK CONTROL ACCOUNT OPTION” section of the prospectus.

U.S. Securities and Exchange Commission
January 29, 2016

	c.	Please disclose that a Risk Control Account Start Date is established on the 10th and 25th of each month.

Response:

The Company added the disclosure requested by the Commission Staff to the third sentence in the third paragraph under the “RISK CONTROL ACCOUNT OPTION” section of the prospectus.

	d.	Please indicate that neither Index includes dividends paid on the stocks comprising the Index, and therefore does not reflect the full investment performance of the underlying securities.

Response:

The Company added the disclosure requested by the Commission Staff as the new last sentence in the third paragraph under the “RISK CONTROL ACCOUNT OPTION” section of the prospectus.

46.	Interest Crediting.

	a.	The cover page and Highlights section of the prospectus (including the risk factor discussion) state that Contract Value allocated to a Risk Control Account is credited with interest based in part on the investment performance of external Indices, subject to an Interest Rate Cap and Interest Rate Floor. When describing how Contract Value allocated to the Risk Control Accounts is determined in the Risk Control Account Option section of the prospectus, however, there is no discussion of interest crediting. Please reconcile in accordance with plain English principles the concept of interest crediting with the calculation of Accumulation Credit Factors and the determination of Risk Control Account Value.

Response:

In response to the Commission Staff comment, the Company modified the second sentence in the “Risk Control Account Value” section of the prospectus to more clearly describe the calculation of interest credited to Risk Control Account Value.

	b.	Similarly, please: (a) redefine the terms “Index,” “Index Rate Cap,” and “Index Rate Floor” in the Glossary in accordance with plain English principles; (b) reconcile the terms “Interest Rate Cap” with “Index Rate Cap,” and “Interest Rate Floor with “Index Rate Floor”, throughout the prospectus; and (c) explain the term “Credited Index Interest” as used on page 40 of the prospectus.

U.S. Securities and Exchange Commission
January 29, 2016

Response:

In response to the Commission Staff comment, the Company redefined the terms “Index,” “Index Rate Cap,” and “Index Rate Floor” in the Glossary in accordance with plain English principles and replaced the term “Interest Rate Cap” with “Index Rate Cap,” and “Interest Rate Floor with “Index Rate Floor”, throughout the prospectus. The Company also removed the term “Credited Index Interest” from page 40 of the prospectus.

47.	Accumulation Credit Factors. Please revise the formula in the Accumulation Credit Factor calculation to clarify that the Accumulation Credit Factor at the start of the Risk Control Account Year is multiplied by the difference between the Index Rate of Return and the daily Contract Fee (i.e., a x (b – c), where the Accumulation Credit Factor is determined by multiplying (a) by the difference between (b) and (c)). For accuracy, please clarify that the formula is a x (1+ (b – c)).

Response:

The Company respectfully declines to comply with the Commission Staff comment. The Company notes that the change recommended by the Staff would result in different values being calculated for Accumulation Credit Factors than under the original formula and what is intended to be calculated by the terms of the Contract. As written, c, the daily Contract Fee multiplied by the number of days that have passed since the last Risk Control Account Anniversary, is intended to be a dollar amount, not a percentage. In order to further clarify the calculation of the Accumulation Credit Factor, the Company has added information regarding the calculation of the Accumulation Credit Factor in the “Risk Control Account Option – Risk Control Account Value” section of the prospectus, including a numerical example.

48.	Index Rate of Return and Adjusted Index Value.

	a.	Please clarify that the Index Rate of Return is equal to (A/B) minus one.

Response:

The Company respectfully declines to comply with the Commission Staff comment. The Index Rate of Return is intended to be (A/B), not (A/B) minus one. The Company acknowledges that the prior examples may have caused the Commission Staff some confusion regarding the calculation of the Index Rate of Return. To provide greater clarity regarding the calculation of the Index Rate of Return, the Company has modified the examples.

U.S. Securities and Exchange Commission
January 29, 2016

	b.	Please revise the discussion on the Index Rate of Return and the Adjusted Index Value so as to conform the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. More specifically, please remove the Adjusted Index Value calculations and formulas and instead use a narrative to explain, where possible, that the Owner will receive the percentage change in the Index from the beginning of the year to the end of the year (or on such other date when a financial transaction is occurring) (i.e., (closing index value/initial index value)-1)) subject to the Index Rate Cap and the Index Rate Floor. Please consider moving actual formulas to an Appendix. Similarly, please consider using “Closing Index Value” rather than “Unadjusted Index Value” to avoid investor confusion. See also Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response:

The Company has complied with the Commission Staff comment.

	c.	Please disclose that the Index Rate of Return is calculated on each Risk Control Account Anniversary.

Response:

The Company has added the disclosure by the Commission Staff. The Company also notes that it allows for the Index Rates of Return to be calculated at times other than on each Contract Anniversary including days when a partial withdrawal, surrender, Death Benefit or annuitization is processed.

49.	Accumulation Credits.

	a.	Please revise the second sentence of the first paragraph to clarify that the number of Accumulation Credits credited to each Risk Control Account is determined by dividing the dollar amount directed to each Risk Control Account by the Accumulation Credit Factor as of the end of the Valuation Period for which the Purchase Payment or Variable Subaccount Value transferred is received.

Response:

The Company has complied with the Commission Staff comment.

	b.	Please clarify that the Company will redeem Accumulation Credits from a Risk Control Account upon the deduction of a fee for special services, such as the Wire Transfer Fee or the Express Mail Charge.

U.S. Securities and Exchange Commission
January 29, 2016

Response:

The Company has complied with the Commission Staff comment.

50.	Setting the Index Rate Cap and the Index Rate Floor for the Secure Account and the Growth Account.

	a.	Please disclose that the Company will provide written notice to Owners of the Index Rate Cap for the subsequent Risk Control Account Year prior to the start of the Risk Control Account Year. Please state that this notice will describe the Owner’s right to transfer Contract Value between the Secure Account and the Growth Account and the right to exercise the Bailout Provision, if applicable.

Response:

The Company has added the disclosure requested by the Commission Staff comment.

	b.	Please disclose that the Index Rate Cap will always be positive.

Response:

The Company has added the disclosure requested by the Commission Staff comment.

	c.	Please disclose the lifetime 1% minimum and 75% maximum Index Rate Cap for each Risk Control Account, as stated in the Highlights section of the prospectus.

Response:

The Company has added the disclosure requested by the Commission Staff comment.

	d.	When describing the -10% Interest Rate Floor for the Growth Account here and in the Highlights section of the prospectus, please make clear that an Owner could lose significantly more than 10% due to Contract Fees, negative Market Value Adjustments, Surrender Charges, and federal income tax penalties.

Response:

The Company has added the disclosure recommended by the Commission Staff.

51.	Examples.

	a.	The examples beginning on page 38 of the prospectus are preceded by two introductory paragraphs. Please delete the paragraph that is not applicable.

U.S. Securities and Exchange Commission
January 29, 2016

Please disclose that the examples illustrate hypothetical circumstances solely for the purpose of demonstrating Risk Control Account calculations, and are not intended as estimates of the future performance of any external index. Please confirm supplementally that the assumptions in the examples (e.g., 18% cap) are reasonable in light of anticipated market conditions.

Response:

The Company has modified the narrative disclosure preceding the examples as requested by the Commission Staff. The Company currently offers another annuity contract with Risk Control Accounts similar to those that will be available under this Contract. The annuity contract the Company currently offers has some different contract features, but the manner in which funds allocated to the Risk Control Accounts will be invested will be the same. In the Company’s opinion, based on current market conditions, general economic trends, the costs of its risk management techniques, contract expenses, and regulatory and tax requirements, an 18% Index Rate Cap is a reasonable estimate of the Index Rate Cap the Company would establish if the Contract were issued at this time.

	b.	Please revise the narrative preceding each example to clarify that the examples illustrate the return on the Index as compared to the Index Rate Cap and Index Rate Floor, and not the Index Rate of Return (which is adjusted by the cap and floor).

Response:

The Company has revised the narrative preceding each example to clarify that the examples illustrate the return on the Index as compared to the Index Rate Cap and Index Rate Floor.

52.	Addition or Substitution of an Index.

	a.	The third paragraph states that any index interest for that “Contract Year” will not reflect index interest for any period in which an index is unavailable, and that index interest will be based on changes in the index from the beginning of the “Contract Year.” Please revise to reflect that index interest is calculated and credited during the Risk Control Account Year, not the Contract Year.

Response:

The Company has made the revision requested by the Commission Staff.

U.S. Securities and Exchange Commission
January 29, 2016

	b.	Please disclose that any substituted index will be substantially similar to the Index being replaced.

Response:

The Company has added the disclosure recommended by the Commission Staff.

53.	Risk Control Account Maturity Date: Please more prominently disclose that an Authorized Request to change allocation instructions, transfer value, and/or withdraw Risk Control Account Value must be received at least one Business Day prior to the Risk Control Account Maturity Date to avoid renewing into another five-year term.

Response:

In response to the Commission Staff comment, the Company has bolded the subject disclosure.

54.	Holding Account Value.

	a.	Please explain when amounts are allocated to the Holding Account as well as the duration such amounts will be held in the Holding Account prior to being allocated to a Risk Control Account on a Risk Control Account Start Date.

Response:

The Company has added the disclosure requested by the Commission Staff.

	b.	Please disclose whether amounts may be transferred from the Holding Account, and whether amounts withdrawn or surrendered from the Holding Account are subject to Surrender Charges and a Market Value Adjustment.

Response:

The Company has added disclosure noting that Holding Account Value may not be transferred from the Holding Account to Variable Subaccounts. After Holding Account Value attributable to the initial Purchase Payments is transferred to the Risk Control Accounts, the Owner has the thirty day period to discontinue the Initial Risk Control Accounts and to transfer eligible funds to the Variable Subaccounts. The Company has added disclosures noting that surrender or withdrawals of Holding Account Value are subject to Surrender Charges, but not a Market Value Adjustment.

	c.	Please clarify how initial Purchase Payments may be held in the Holding Account during the thirty days prior to a Risk Control Account Maturity Date.

U.S. Securities and Exchange Commission
January 29, 2016

Response:

In response to the Commission Staff comment, the Company has removed the subject disclosure.

	d.	Please disclose how frequently interest is credited to amounts held in the Holding Account. Please clarify whether amounts in the Holding Account may be credited a different rate of interest if “deposited” on different dates, as indicated in the definition of Effective Annual Interest Rate.

Response:

The Company has added the disclosure requested by the Commission Staff.

Market Value Adjustment (pp. 43-46)

55.	Risk Control Maturity Date. Please clarify in the introductory paragraph that a surrender or partial withdrawal from the Risk Control Account on a Risk Control Account Maturity Date will not be subject to a Market Value Adjustment.

Response:

In response to the Commission Staff comment, the Company added a new second sentence to the introductory paragraph in the “MARKET VALUE ADJUSTMENT” section of the prospectus noting that a surrender or partial withdrawal from the Risk Control Account on a Risk Control Account Maturity Date will not be subject to a Market Value Adjustment.

56.	Purpose of the Market Value Adjustment.

	a.	Please clarify in the second sentence of the first paragraph that a Market Value Adjustment will be negative if interest rate levels have increased since the Risk Control Account Start Date, and not the time of Contract issuance.

Response:

The Company modified the first paragraph of the “Purpose of the Market Value Adjustment” section of the prospectus as requested by the Commission Staff.

	b.	Please rewrite in accordance with plain English principles the statement that the “Market Value Adjustment reflects in part the difference between the effective yield of the Constant Maturity Treasury rate, a rate representing the average yield

U.S. Securities and Exchange Commission
January 29, 2016

of various Treasury securities, on the Risk Control Account Start Date for a duration equal to the Risk Control Account Period and the effective yield of the Constant Maturity Treasury rate for a duration equal to the remaining length of the Risk Control Account Period at the time of surrender or partial withdrawal.”

Response:

In response to the Commission Staff comment, the Company revised the subject statement to provide a more simplified explanation of the Market Value Adjustment in accordance with Plain English principals.

	c.	Please reconcile the disclosure in the first and second paragraphs with the disclosure in the third paragraph, which is redundant.

Response:

The Company has complied with the Commission Staff comment.

	d.	The prospectus states that the Market Value Adjustment helps offset the company’s costs and risks of owning fixed income investments to back the Contract guarantees from the date of Contract issuance to the time of surrender or withdrawal. Because a separate Market Value Adjustment applies to each Risk Control Account and is determined based on changes in interest rates from the Risk Control Account Start Date to the time of surrender or withdrawal, please confirm the accuracy of the prospectus disclosure.

Response:

The Company has revised the subject disclosure to provide that the Market Value Adjustment helps offset the Company’s costs and risks of owning fixed income investments and other investments to back the Contract guarantees from the Risk Control Account Start Date to the time of surrender or withdrawal.

57.	Application and Waiver. Please disclose that the Market Value Adjustment will not be assessed at the time Contract Value is applied to an Income Payout Option or on withdrawals under the Bailout Provision.

Response:

The Company has added disclosure providing that the Market Value Adjustment will not be assessed at the time Contract Value is applied to an Income Payout Option to the “Application and Waiver” section of the prospectus. The Company notes that

U.S. Securities and Exchange Commission
January 29, 2016

disclosure in the “Application and Waiver” section currently provides that the Market Value Adjustment will not be assessed on transfers under the Bailout Provision.

58.	Market Value Adjustment Formula.

	a.	Please revise the paragraph following the market value adjustment formula to assume a Risk Control Account Period of five years, consistent with the terms of the Contract.

Response:

The Company has complied with the Commission Staff comment.

	b.	Please clarify that “I” as used in the formula would correspond to the 5-year Constant Maturity Treasury Rate as of the Risk Control Account Start Date, and not at the time of Contract issuance.

Response:

The Company has complied with the Commission Staff comment.

	c.	When describing how “I” and “J” will be determined if there is no corresponding maturity of the Constant Maturity Treasury Rate, please reconcile the statement in the formula that the linear interpolation of the Index with maturities closest to N will be used with the statement in the narrative following the formula that the linear interpolation between declared Constant Maturity rates will be used.

Response:

The Company has complied with the Commission Staff comment.

	d.	“Index” is defined in the Glossary as the reference Index used to determine the rate of return as part of the Accumulation Credit Factor calculation for the Risk Control Account. To avoid investor confusion, please do not capitalize the term “Index” when referring to the external indices utilized in the Market Value Adjustment formula.

Response:

The Company has complied with the Commission Staff comment.

U.S. Securities and Exchange Commission
January 29, 2016

Access to Your Money (pp. 47-50)

59.	Partial Withdrawals. Please explain the legal basis under Section 22(e) of the 1940 Act for surrendering a Contract without advance notice if a partial withdrawal would cause the Surrender Value to be less than $2,000.

Response:

In response to the Commission Staff comment, the Company has revised the subject disclosure to provide that when a partial withdrawal results in the Contract Value being less than $2,000 the Contract Owner will be given notice that the Contract Value must be increased above the minimum required value or the Contract will be surrendered.

60.	Systematic Withdrawals.

	a.	Please reconcile the terms “systematic withdrawal program” and “automatic withdrawal program” throughout the prospectus.

Response:

The Company has replaced the term “automatic withdrawal program” with “systematic withdrawal program” throughout the prospectus.

	b.	The prospectus disclosure elsewhere indicates that Surrender Charges and Market Value Adjustments do not apply to required minimum distributions under the Internal Revenue Code withdrawn pursuant to the systematic withdrawal program. When describing the systematic withdrawal program, please make clear whether or not Surrender Charges and Market Value Adjustments will apply to systematic withdrawals other than required minimum distributions. Alternatively, please clarify whether only required minimum distributions may be made pursuant to the systematic withdrawal program.

Response:

In response to the Commission Staff comment, the Company has added disclosure to the “Systematic Withdrawals” section of the prospectus noting that systematic withdrawals, except for systematic withdrawals for required minimum distributions, will be subject to Surrender Charges and Market Value Adjustments.

61.	Annual Free Withdrawal Amount. Please clarify whether the Annual Free Withdrawal Amount is subtracted from full surrenders for purposes of calculating Surrender Charges.

U.S. Securities and Exchange Commission
January 29, 2016

Response:

In response to the Commission Staff comment, the Company added disclosure to the “Annual Free Withdrawal Amount” section of the prospectus noting that the Annual Free Withdrawal Amount is subtracted from full surrenders for purposes of calculating the Surrender Charge.

62.	Bailout Provision.

	a.	The prospectus states that the bailout rate will not change during the Risk Control Account Period. Please clarify whether the Bailout Provision applies for all Risk Control Accounts established during the life of the Contract.

Response:

In response to the Commission Staff comment, the Company added disclosure noting that the Bailout Provision applies to all Risk Control Accounts established during the life of the Contract.

	b.	If the Index Rate Cap is set below a specific bailout rate, then the Bailout Provision allows an owner to transfer Risk Control Account Value from a Risk Control Account during the 30-day period following the Risk Control Account Anniversary without the application of a Market Value Adjustment. Please revise the Bailout Provision to allow the Owner to withdraw Risk Control Account Value without the application of a Market Value Adjustment or the imposition of any Surrender Charges.

Response:

The Company respectfully declines to comply with the Commission Staff comment for the reasons previously set forth in response to comment 18.

	c.	Please disclose the tax consequences of taking withdrawals under the Bailout Provision, including the imposition of a 10% tax penalty if the owner is age 59½ or younger at the time of such withdrawal.

Response:

Given that the Bailout Provision permits transfers of Risk Control Account Value to the Variable Subaccounts without the application of a Market Value Adjustment, but does not provide a waiver of the application of a Market Value Adjustment or the imposition of any Surrender Charges for withdrawals of Risk Control Account Value, it would not be appropriate to include the disclosure proposed by the Commission Staff in the prospectus.

U.S. Securities and Exchange Commission
January 29, 2016

For that reason, the Company respectfully declines to comply with the Commission Staff comment.

	d.	Please make corresponding changes to the Bailout Provision in the Glossary and Highlights sections of the prospectus.

Response:

For the reasons noted in the Company’s responses to comments 18, 62.b and 63.c, the Company respectfully declines to comply with the Commission Staff comment.

Death Benefit (pp. 50-51)

63.	Death of Owner.

	a.	Please disclose that the death benefit proceeds will be paid within seven days after receipt of Proof of Death and all other required documents.

Response:

The Company has complied with the Commission Staff comment.

	b.	Please revise the statement that the Death Benefit will equal the Contract Value on the date the Company receives all the required documents “or use the wording in Section 14.04 of the Contract.”

Response:

In response to the Commission Staff comment, the Company has removed the phrase “or use the wording in Section 14.04 of the Contract.”

	c.	Please disclose the consequences of one or more Beneficiaries not electing a payment method within 60 days after receipt of Proof of Death.

Response:

In response to the Commission Staff comment, the Company has added disclosure noting that if one or more Beneficiaries do not elect a payment method within 60 days of the Company’s receipt of due proof of death of the Owner, the Company will pay the Death Benefit proceeds to each Beneficiary in a single lump-sum payment.

U.S. Securities and Exchange Commission
January 29, 2016

Income Payments – The Payout Period (pp. 51-52)

64.	Terms of Income Payments. In the third paragraph, please clarify the payout option to be applied if “otherwise required by the Internal Revenue Code.” Alternatively, remove this paragraph as it is redundant with the fifth paragraph in the section titled “Election of an Income Payout Option.”

Response:

The Company has removed the subject paragraph from the “Terms of Income Payments” section of the prospectus.

Income Payout Options (pp. 52-53)

65.	Election of an Income Payout Option. Please describe the effect the frequency and duration of annuity payments have on the level of payment. See Item 8(c) of Form N-4.

Response:

The Company has added disclosure that describes the effect the frequency and duration of annuity payments have on the level of payment in response to Item 8(c) of Form N-4.

Management (pp 82-88)

66.	Legal Proceedings. Please disclose whether any legal proceedings are likely to have a material adverse effect upon (1) the ability of the principal underwriter to perform its contract with the Variable Separate Account or of the Company to meet its obligations under the Contracts; or (2) the Variable Separate Account. See Item 13 of Form N-4.

Response:

The Company has added the information required by Item 13 of Form N-4 to the “Legal Proceedings” section of the prospectus.

Statement of Additional Information

67.	Cover Page. Please include the Registrant’s name. See item 15 of Form N-4.

U.S. Securities and Exchange Commission
January 29, 2016

Response:

The Company has added the Registrant’s name to the cover page for the Statement of Additional Information.

* * * * *

We believe that the Amendment responds to all Commission Staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 202-383-0118. We greatly appreciate the Commission Staff’s efforts in assisting the Company with this filing.

Sincerely

/s/Thomas E. Bisset

Thomas E. Bisset

Enclosures
cc:	Ms. Elisabeth Bentzinger
Mr. Ross Hansen
Mr. Steve Roth
Ms. Laura Raden